SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934





For the month of April, 2005

EuroZinc Mining Corporation
(Translation of registrant's name into English)

000-30478
(Commission File Number)

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .





ANNUAL REPORT 2004

CONTENTS

1 Highlights for 2004
2 Message to Shareholders
5 Operating Review
9 Mineral Reserve and Resource Statement
10 Management Discussion and Analysis
19 Management's Responsibility for Financial Reporting
20 Auditors' Report
21 Consolidated Financial Statements
24 Notes to Consolidated Financial Statements
33 Management and Corporate Information

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.


EZM Share Price
S&P TSX Diversified Metals and Mining Index
200%
150%
100%
50%
0%
-50%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2004

The Company owns the Neves-Corvo copper mine and the Aljustrel zinc, lead, silver mine in southern Portugal through its wholly owned subsidiaries Somincor and Pirites Alentejanas respectively.

Highlights for 2004

- Completed acquisition of Neves-Corvo mine in June through purchase of 100% of common shares of Sociedade Mineira de Neves Corvo SA ("Somincor").
- Elevated to senior board of Toronto Stock Exchange in July with trading symbol EZM.
- Purchased price participation rights from vendors in December 2004 and January 2005 to maximize leverage to anticipated strong metal cycle.
- Completed metallurgical test work on Neves-Corvo and Aljustrel zinc ores indicating favorable concentrate grades and recoveries.
- Refinanced US$100 million project loan with less expensive bonds and commercial paper and reduced debt by US$15 million.
- Processed 1.9 million tonnes of ore and produced 211 million pounds of contained copper (109 million pounds attributable to EZM).
- Neves-Corvo employees set new safety records.



Copper Price (Euro/lb)
Copper Price (US$/lb)
LME Copper Inventories (tonnes)
$1.50
$1.20
$0.90
$0.60
$0.30
$0.00
1,000,000
800,000
600,000
400,000
200,000
0
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Dec-04



Zinc Price (Euro/lb)
Zinc Price (US$/lb)
LME Zinc Inventories (tonnes)
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Dec-04

Message to Shareholders

The year 2004 proved to be extraordinary for EuroZinc with the highlight being the acquisition of the Neves-Corvo copper mine in Portugal. On June 18th, 2004 the Company purchased all of the shares of Sociedade Mineira de Neves Corvo SA ("Somincor"), the owner of the Neves-Corvo mine. With this acquisition, EuroZinc was elevated from a junior exploration company to a mid-tier base metal producer.

In 2004, the Neves-Corvo mine produced 95,678 tonnes of contained copper of which 49,500 tonnes were attributable to EuroZinc. This was the Company's inaugural production and it was achieved at the lowest operating cost in the past four years; US$43.10 per tonne of ore milled and a net cash cost of US$0.64 per pound of copper produced.

The mine generated US$112 million of cash flow for the year, which allowed Somincor to retire approximately US$52 million of outstanding debt and shareholder loans prior to it being acquired by the Company. EuroZinc benefited from ownership from the date of acquisition of Somincor to year end with sales revenue of US$120.6 million and an operating profit of US$56.3 million. The London Metals Exchange average price per pound of copper was US$1.30 and with the low operating cost made for an exceptional year for the Neves-Corvo mine and resulted in a net profit of US$80.4 million for 12 months of operations.

The acquisition of Somincor significantly increased the Company's mineral resources and reserves of copper and zinc metal. As of the end of 2004, the Company's total resources (measured and indicated) had increased by approximately eight times in contained copper metal and three times in contained zinc metal. The total resources (measured and indicated) at year end were 26.4 million tonnes grading 4.7% copper and 44.6 million tonnes grading 6.2% zinc.

Fundamental to the future of EuroZinc is the price of metals and more specifically the copper and zinc price. In the latter half of 2003 and throughout 2004 there were substantial improvements in the price of both metals, which exceeded even the most optimistic forecasts made in 2003. While these increases were in large part driven by the high demand from China, the supply side of the metal and concentrate business also contributed.

Copper production was reduced due to generally weak metal markets in the last few years leading up to 2004. These production reductions, combined with unexpected production shortfalls in two major copper mines, resulted in the world stock of copper metal being reduced to a record low in 2004. The impact of these events was a sharp rise in the price of copper.

Similarly, the zinc industry suffered through a protracted period of unprecedented low prices and, as a result, a number of mine and smelter closures took place in the early years of the millennium. In addition, mine operators who continued to produce, did so under constrained capital spending in exploration and development. Consequently, new production was neither identified nor made readily available for development. As a result, zinc concentrate was in short supply in 2004 and with the increased demand for zinc, the inventory reduced substantially.

In addition, the copper and zinc prices were positively impacted by a declining US dollar.

For 2005, the general consensus is that there will be a copper deficit, despite increased production from two of the world's largest copper mines. The copper inventory at the outset of 2005 is extremely low and it is anticipated that high demand combined with the low inventory will support the price at the present level. It is estimated that in 2006 copper metal production would have to increase by approximately 870,000 tonnes to balance demand. Experts anticipate a shortfall as it is physically impossible for such production to come on in such a short time frame. In addition, any disruption that would reduce output will worsen the situation. As such, it is expected that the copper price will remain well above normal levels for the foreseeable future.

The zinc inventory is expected to be drawn down further in 2005 due to increasing consumption, primarily from China. In order to meet demand and prevent a further reduction in inventory, the world zinc supply would have to increase by approximately 700,000 tonnes. However, there is insufficient production ready or in the pipeline to meet this demand. Unless the Chinese growth eases, prices are expected to remain strong throughout 2005 and may trend higher in 2006. It is quite likely that the lack of mine supply will keep the zinc concentrate markets tight and that smelter treatment charges will remain low for the foreseeable future.

Going beyond 2006, we remain optimistic of metal prices as the enormous appetite of the Chinese, Indian and Brazilian markets and the eventual re-emergence of the former Soviet economies will change the traditional metal cycles.

As demand is expected to grow at a higher global rate over a longer period of time than has been sustained in the past twenty years, the metal demand is moving toward what may be regarded as a "super cycle" for prices. At the same time, supply will be constrained due to the lack of investment in the last few years in not only exploration and physical mine plant, but also human capital. Improved market conditions will result in cash flow being allocated to acquisitions and capital programs, which will offset supply shortfalls in the long term. However, it is believed that disciplined capital budgeting and long lead times for new projects will inhibit excess supply in the next few years.

In this new metal market, mining companies with production facilities will benefit from current market conditions.

Similarly, those with potential for brownfield expansions will have an advantage as the time and cost to enter the metal market will be minimal.

EuroZinc has physical assets and reserves at Neves-Corvo and Aljustrel that can be easily developed at low capital costs relative to other potential concentrate sources. As well, the Company's operations and physical assets are in close proximity to the European smelters, which represent approximately 35% of the world's smelting capacity. EuroZinc is well positioned to benefit from strong metal markets as it has existing production, is only a short shipping distance from large smelting capacity and possesses organic growth opportunities.

EuroZinc is poised for growth and the following objectives for 2005 indicate where such growth will be pursued:

- Complete the planning and begin the development of the Neves-Corvo zinc-rich zones.
- Reconfigure the Neves-Corvo tin plant in preparation for zinc production to begin in 2006.
- Finalize the production plans and economic justification for the re-opening of Aljustrel and commence with development.
- Accelerate the mine site exploration drill programs with a focus on upgrading resources at Neves-Corvo and Aljustrel.
- Accelerate exploration programs presently underway in and around the Neves-Corvo and Aljustrel deposits to further increase resources and reserves.
- Review opportunities in the EuroZinc peer group of base metal producers for accretive consolidation.

Critical to any Company are its human resources and EuroZinc added several personnel to its team during the year to assist in the overall management of the Company's activities. Further additions will be made in 2005 to prepare for future growth.

The addition of Somincor's management and employees was highly welcomed as they add tremendous talent and experience to the Company. The Somincor employees achieved record productivity in 2004 while setting a new safety record of 24.5 (measured in total accidents per million person hours worked). The frequency of Lost Time Accidents for the year was 0.74 and the Severity Index was 0.06 (both per 200,000 hours worked), also a new record for the mine.

A significant amount of time and effort was devoted to environmental management and ensuring that the Company's sites were in compliance with all regulatory requirements. There were no recorded non-compliance issues during the year and the independent consultant's annual environmental audit confirmed Somincor's activities were in accordance with design.

EuroZinc has well-managed and professionally staffed operations, a seasoned management team that is dedicated to the success and future growth of the Company, a Board of Directors that is knowledgeable and helpful and supportive shareholders. Through the efforts of EuroZinc employees, combined with the support of the shareholders and directors, management believes the Company can meet the stated objectives for 2005.

To everyone who has supported EuroZinc, we would like to express our appreciation for their cooperation and assistance.



Colin K. Benner
Vice Chairman and
Chief Executive Officer



J. Edward Fletcher
Chairman

Operating Review

The Neves-Corvo and Aljustrel mines are located in southern Portugal within 40 km of one another. Both mines have easy access to a motorway from the international airports at Lisbon and Faro and there are rail lines from the mines to the dedicated concentrate storage facility at the port of Setubál. The mines are well positioned to provide concentrate to EuroZinc customers worldwide.



SPAIN
Lisbon
PORTUGAL
Madrid
Sevilla
Neves-Corvo Mine
Aljustrel Project
Producing Mine
Past Producer
Known Deposit
Iberian Pyrite Belt
Rail Line
Lisbon
Setubal
Lagoa Salgada
Oaveira
Lousal
Beja
Sines
Aljustrel
S. Telmo
Aguas Tenidas
Aracena
S. Domingo
La Zarza
Rio Tinto
Tharsis
Sotiel
Los Frailes
Anzalcollar
Las Cruces
Odemira
Neves-Corvo
Sevilla
Huelva
Faro
50 km
Atlantic Ocean

Location Map

Neves-Corvo Mine

In 2004, a total of 1.9 million tonnes of ore was hoisted, an increase of 11% from 2003. This improvement was directly attributable to increased mine performance in development and stope preparation work. The average copper grade of ore hoisted and processed was 5.71%, considerably higher than the 5.33% grade of 2003. The increase was primarily due to a decrease in mine dilution and, to a lesser extent, mining in a higher grade zone.

Total production of contained copper in concentrate was 95.7 thousand tonnes or approximately 211 million pounds of copper, of which 49.5 thousand tonnes or 109 million pounds were to EuroZinc's account. A total of 400 thousand tonnes of copper concentrate was produced during the year or 21.6% above the 2003 production. Copper recovery rose from 85.62% in 2003 to 88.39% in 2004 and the concentrate grade was 23.9% copper, up from 23.5% in 2003. Both increases were primarily due to operating improvements in the processing circuit. The tin production was 357 dry tonnes for the year and, while not substantive, did contribute approximately US$2 million in revenue.

Due to the overall increase in the cost of consumables and the weakening US dollar, the operating cost for 2004 increased to US$43.10 per tonne of ore milled and a cost per pound of payable copper of US$0.64. By securing better purchasing terms, implementing more suitable supply controls and reducing parts and supplies inventory by 16.5%, a portion of the increase was offset. In addition, labour productivity, tonnes and grade of processed ore increased over the year, all contributing to holding the costs in line with 2003. The table below summarizes the past 3 years of performance at Neves-Corvo.

At present, copper ore production is primarily from the Neves and Corvo deposits, with the Zambujal and Lombador deposits still in the exploration stage. Zinc resources identified at all of these deposits, are currently undergoing metallurgical test work to determine the optimal grinding and flotation parameters. Zinc production is planned to commence in 2006.

Concentrates are transported by rail to the port of Setubál, south of Lisbon, for shipping to smelters worldwide. The majority of the copper concentrate is sold under long-term contracts to smelters in Finland, Canada, Germany, Spain and Brazil.

Safety and loss control management are a priority at all Company operations. Efforts are continuously being made to improve inspection procedures, training, definition of job responsibilities and pre-job planning. In 2004, Somincor employees achieved a 0.74 Lost Time Accidents (LTA's) Frequency per 200,000 hours worked and a Severity Index of 0.06 per 200,000 hours worked. These accomplishments are exemplary as the employees' safety record is one of the best in the world.

Remedial work at Neves-Corvo

Neves-Corvo	2002	2003	**2004**
Tonnes treated (000 tonnes)	1,745	1,707	**1,902**
Copper grade (%)	5.06	5.33	**5.71**
Plant recovery (%)	87.0	85.6	**88.4**
Concentrate produced (000 tonnes)	319.4	329.6	**400.7**
Concentrate grade (% Cu)	24.2	23.5	***23.9**
Copper metal produced (000 tonnes)	77.2	77.5	**95.7**
Concentrate sold (000 tonnes)	315.6	324.5	**394.3**
Number of employees at year end	816	765	**790**
Mine site operating costs			
Per tonne milled (US$)	31.75	38.38	**43.10**
Per tonne milled (€)	32.80	32.90	**33.70**
Total cash costs			
Per pound payable copper (US$)	0.58	0.62	**0.64**
Safety performance			
Lost Time Accident Frequency	1.34	0.44	**0.74**

*The concentrate grade was 23.7% copper for the first half of 2004 and 24.0% for the second half.

continued throughout the year with particular emphasis on the completion of the raising of the tailings impoundment dam. The work was essentially finished on schedule and on budget at year end. The Company has applied for the approval of "paste deposition" on the impoundment area surface which would ensure tailings storage capacity to the end of the mine life and eliminate the need for any further raising of the dam. The end of mine life is currently estimated to be 2029. Initial field tests proved the viability of the method and work began in 2004 to allow for a semi-industrial-scale test during the first half of 2005.

The mine averaged 775 employees for the year and it is the largest employer in the Alentejo region of southern Portugal.

Aljustrel Mine

The Aljustrel mine was held on care and maintenance during 2004 in anticipation of higher zinc prices. An update to The Steffen, Robertson and Kirsten (Canada) Inc., June 2000 Feasibility Study was completed by EuroZinc in March of 2004 to reflect more current capital and operating costs. These higher costs are partly offset by improved short and long term market forecasts for zinc, lead and silver prices, as well as lower smelter treatment charges. In January 2005, the Company initiated a further update to include an independent review of the most recent assumptions to support a production decision. This report is to be completed early in the second quarter of 2005, at which time a production decision will be made.

Once the project commences, it is estimated that modifications to the process facilities will take approximately twelve months to complete. Ore from the fully developed Moinho deposit will be available immediately and will allow for production of approximately 1.4 million tonnes in the first year. The higher grade Feitais deposit will be developed concurrently and is expected to be ready for production in twenty four months, thus bringing the annual production capacity to 1.8 million tonnes in the second year of production. The current mine life, estimated to be 10 years based on known reserves, could be much greater when the inferred resources are upgraded to the indicated and measured categories and all the deposits have been fully delineated. Exploration potential in the Aljustrel mine area is considered excellent with the known deposits open at depth and along strike. Extending the deposits, as well as upgrading inferred resources to indicated resources will be part of an ongoing resource delineation program once the mine is in production.

During 2004, additional metallurgical testing and preliminary engineering on modifications to the process plant were well advanced, and it is expected that all reports will be completed in the second quarter of 2005. In addition, an underground definition drilling program totaling approximately 5,000 meters was initiated at the Moinho deposit to upgrade the existing indicated resource to the measured category and allow for detailed stope design.

Exploration potential in the Aljustrel mine area is considered excellent with the known deposits open at depth and along strike.

By year end, approximately 4,000 meters of drilling work had been completed and a new resource model, which includes detailed stope design, was well underway. The report is expected to be completed by the second quarter of 2005.

Exploration

The exploration potential over the largely under-explored portion of the Iberian Pyrite Belt (IPB) that hosts the Neves-Corvo, Aljustrel and Lousal deposits is considered excellent. The IPB contains more zinc and copper per square kilometer than any other massive sulphide district in the world. Over 85 volcanic massive sulphide (VMS) deposits have been identified with a bulk tonnage in excess of 1.7 billion tonnes. Seven of these deposits are greater than 100 million tonnes, including Neves-Corvo and Aljustrel.

The IPB contains more zinc and copper per square kilometer than any other massive sulphide district in the world.

In the fourth quarter, the Company applied to the Portuguese Government for two exploration concessions totaling 1,070 square kilometers. These concessions are expected to be granted in the second quarter of 2005, at which time the Company plans to initiate an extensive exploration program over a highly prospective portion of the belt. Diamond drilling, gravity surveys and other geophysical and geological data completed by previous operators and information from the state geological survey will be made available to EuroZinc.

Gravity data will be re-modeled using a process known as 'inversion', in which three dimensional density models of the subsurface are generated. This technique has not been employed previously in the district. Once magnetic susceptibility and chargeability models of the underlying stratigraphy are built, the same inversion techniques can be used for magnetic and induced polarization data.

Historic drill holes will be relogged and lithogeochemical samples collected from drill holes and surface outcrops will be used to 'finger print' the volcanic stratigraphy. In addition, surface geological, structural and alteration mapping will be completed over the concession area.

The multi-disciplinary exploration program described above is expected to generate a number of targets that will be prioritized and drill tested. The company is optimistic that with new geophysical processing techniques and more refined deposit modeling, new deposits can be found within the IPB.

Mineral Reserve and Resource Statement[1]

	December 31, 2004			December 31, 2003		
	Tonnes (x1,000)	Grade %	Tonnes Metal	Tonnes (x1,000)	Grade %	Tonnes Metal
NEVES-CORVO						
Copper Resource:						
Measured	18,633	5.67	1,056,491	-	-	-
Indicated	837	4.40	36,828	-	-	-
Measured + Indicated	19,470	5.62	1,093,319	-	-	-
Inferred	7,550	4.03	304,265	-	-	-
Zinc Resource:						
Indicated	26,183	6.40	1,675,712	-	-	-
Inferred	24,170	5.55	1,341,435	-	-	-
Copper Reserve:						
Proven	16,835	5.00	841,750	-	-	-
Probable	481	4.04	19,432	-	-	-
Total	17,316	4.97	861,182	-	-	-
ALJUSTREL						
Zinc Resource:						
Measured	1,370	5.06	69,322	1,370	5.06	69,322
Indicated	17,090	5.85	999,765	17,090	5.85	999,765
Measured + Indicated	18,460	5.79	1,069,087	18,460	5.79	1,069,087
Inferred	5,830	5.41	315,403	5,830	5.41	315,403
Copper Resource:						
Measured	260	1.82	4,732	260	1.82	4,732
Indicated	6,660	2.08	138,528	6,660	2.08	138,528
Measured + Indicated	6,920	2.07	143,260	6,920	2.07	143,260
Inferred	1,990	2.11	41,989	1,990	2.11	41,989
Zinc Reserve:						
Probable	14,400	5.49	790,560	14,400	5.49	790,560
Copper Reserve:						
Probable	1,610	2.16	34,776	1,610	2.16	34,776
EuroZinc Total						
Zinc Resource (M+I)	44,643	6.15	2,744,799	18,460	5.79	1,069,087
Copper Resource (M+I)	26,390	4.69	1,236,579	6,920	2.07	143,260
Zinc Reserve (2P)	14,400	5.49	790,560	14,400	5.49	790,560
Copper Reserve (2P)	18,926	4.73	895,958	1,610	2.16	34,776

[1] Mr. Garnet Dawson, P.Geo., Vice President of Exploration for EuroZinc Mining Corporation, is the Qualified Person for Mineral Resource estimation and Mr. James S. Drake, P.Eng., General Manager for EuroZinc Mining Corporation, is the Qualified Person for Mineral Reserve estimation, as defined in National Instrument 43-101.

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis ("MD&A") of EuroZinc Mining Corporation ("EuroZinc" or the "Company") has been prepared as of March 29, 2005 and is intended to supplement and complement the accompanying Audited Consolidated Financial Statements and Notes for the year ended December 31, 2004. Please also refer to the cautionary statement of forward-looking information at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in US dollars unless otherwise indicated.

OVERVIEW

EuroZinc is a Canadian based mining company that was transformed over the course of 2004 from an exploration and development company into a base metal producing company through the acquisition of the Neves-Corvo copper mine in southern Portugal. EuroZinc also owns the Aljustrel mine located 40 km from the Neves-Corvo mine, which is currently on care and maintenance. Both the Neves-Corvo and Aljustrel mines consist of poly-metallic deposits containing, among other metals, copper, zinc, lead and silver. EuroZinc's focus over the next two years will be to optimize copper production from Neves-Corvo, while diversifying and adding zinc production from the zinc resources at Neves-Corvo. In the short term, the Company will also be evaluating and, if warranted, returning the Aljustrel mine to production on the basis of its zinc, lead, and silver.

The most significant event of 2004 for EuroZinc was the acquisition of 100% of the shares of Somincor, S.A. ("Somincor"), the company that owns the Neves-Corvo copper mine. The acquisition was completed on June 18, 2004 for a total purchase price of €128 million ($154.4 million). The shares were purchased from Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM") (51%), a Portuguese government-owned Company, and the Rio Tinto Group ("RTG") (49%). Under the terms of the acquisition agreement, EuroZinc was obligated to pay the vendors an additional price participation amount calculated by multiplying half of the copper sold by the excess of the London Metal Exchange ("LME") average spot price for copper, above $0.90/lb for the first year and above $0.95/lb for years two, three and four. A payment of $10 million was made to the vendors under these terms for the third quarter. However, prior to making the fourth quarter payment and effective as of October 1, 2004, EuroZinc purchased RTG's portion of the price participation rights for $22 million. EDM's portion was then purchased in 2005 for $26 million, also effective October 1, 2004.

The Neves-Corvo mine produced 95,687 tonnes or approximately 211 million pounds of copper metal in concentrate during all of 2004. This occurred during a year in which copper prices rose from $1.07 at the beginning of 2004 to $1.49 at the close of 2004, averaging $1.30 for the year. At the same time, treatment charges remained relatively low, averaging $46 per tonne for 2004 as compared to an average of approximately $60 per tonne in 2003. The result was that Somincor generated $112.0 million in cash flow during 2004, which allowed Somincor to retire a total of approximately $52 million of outstanding debt and shareholder loans within the company prior to EuroZinc's acquisition on June 18.

EuroZinc's operating results only include Somincor for the period from the date of acquisition to the year end. This resulted in net sales revenue for EuroZinc of $120.6 million and $56.3 million of operating profit reportable on EuroZinc's Consolidated Financial Statements. This is the first year that EuroZinc has operating sales revenues and operating profit. Net reportable income for the period was $17.5 million, which included $32.1 million of unrealized losses on copper options contracts.

Under the terms of the $100 million loan facility used to acquire Somincor, EuroZinc was required by its lenders to enter into copper futures and option contracts, immediately prior to the acquisition date, to hedge the effect of changes in the price of copper on the Company's income (see discussion under Financial Instruments). EuroZinc determined that none of the copper option contracts qualified for hedge accounting, and as a result, the Company recorded an unrealized marked-to-market loss of $32.1 million, representing a change in the fair value of the options from inception to December 31, 2004. Of the $32.1 million charged to operations, $17.1 million is represented by deferred puts and $14.6 million is represented by short call positions. Since the puts have been purchased, the total marked-to-market loss cannot exceed the value of the puts, hence only an additional $4.2 million loss can be booked against the deferred puts. The Company would expect to see no marked-to-market losses against these puts after the first quarter of 2005. The effect of the short call positions on the Company's revenues will depend upon the monthly average LME cash settlement price for copper. However, the contracts for the short calls expire at the end of 2005, and as a result on a marked-to-market basis a $14.6 million gain will be recognized by the end of 2005.

The $22 million paid for RTG's share of the price participation right purchased in December, 2004, as well as the $10 million paid to the vendors as the first payment for the price participation rights, has been treated as a purchase consideration and has resulted in an increase in the acquisition cost of Somincor for 2004 (the $26 million payment for EDM's portion will be reflected in the Company's first quarter of 2005). The first payment to the vendors was out of cash and the purchase from RTG was financed through a debt facility.

RESULTS OF OPERATIONS

Neves-Corvo

As noted in the overview, before and after the acquisition by EuroZinc, 2004 was an exceptional year for the Neves-Corvo mine with cash flow of $112.0 million and earnings of $80.5 million. This resulted from a combination of higher copper production (95,678 tonnes of metal), high copper prices (average of $1.30 per pound for the year vs. expectation of $0.86 per pound) and low smelting and refining treatment charges (averaging $46 per tonne for 2004 vs. average of approximately $60 per tonne in 2003). The only year that the mine surpassed such earnings was 1990 when the operating company, Somincor, had just begun operations and was exempt from paying taxes.

Neves-Corvo Operating Summary *

	2004	2003	2002
Tonnes milled (000's)	1,902	1,707	1,745
Copper grade (%)	5.71	5.33	5.06
Plant recovery (%)	88.4	85.6	87.0
Copper produced (000's tonnes)	95.7	77.5	77.2
Net cash cost (US$ per pound) **	0.64	0.62	0.58

Note: * The above operating results are for the mine itself since the start of 2004. EuroZinc consolidated statements include operating results only since the date of acquisition, June 18, 2004.

** Includes a royalty payment of $0.035 per pound for the year

Aljustrel

The Aljustrel mine continued on a care and maintenance basis in 2004 while some of the conclusions on the mill process and metallurgy used in the feasibility study were reviewed. This work was carried out by technical consultants, as well as Outokumpu of Finland and a third party metallurgical consulting group. The purpose was to determine optimum grind size for the zinc ore in order to maximize the recovery rate. As of the date of this discussion, the work has been completed and EuroZinc is now finalizing an update on the estimated capital required to put the mine and mill back into production. If the decision is taken to return Aljustrel to production, it is expected that the mill will be operational following approximately 12 months of retrofitting. The feed for the mill for the first year of production will be provided from the Moinho deposit at a rate of 1.4 million tonnes per annum. EuroZinc would expect to be mining from the higher grade Feitais deposit and reach full production of 1.8 million tonnes per annum approximately 12 months after the commissioning of the processing facilities. Processing plant retrofitting and the development of the Feitais deposit would be conducted concurrently.

FINANCIAL SUMMARY

Selected Financial Data

The following annual and quarterly information are prepared in accordance with Canadian GAAP, but in US dollars.

Annual Information

US$ in thousands, except per share data and CDN where noted, for the fiscal years ended December 31:

Results of Operations	2004	2003 (restated)
Revenues (Net)	**120,552**	-
Operating profit	**56,317**	-
Net income (Loss) for the period	**17,467**	(827)
Operating cash flow before working capital items	**53,933**	(622)
Net income (Loss) per common share – basic & diluted	**0.04**	(0.01)
Operating cash flow per common share before working capital items – basic	**0.14**	(0.01)
Operating cash flow per common share before working capital items – basic (CDN$)	**0.16**	(0.01)

Financial Position	2004	2003 (restated)
Cash	**29,245**	4,266
Total Assets	**421,644**	45,314
Total Long Term Liabilities	**203,457**	18,539
Shareholders' Equity	**139,031**	25,440
Working Capital	**7,728**	6,209

As a result of the June 18, 2004 acquisition of the Neves-Corvo mine, the year 2004 was the first year, and quarters three and four were the first full quarters, in which the Company reported significant operating revenues. As a result, in the following discussion comparisons of net revenues, operating profits and net income have only been made between the fourth and third quarters of 2004 and not with previous periods.

Revenues

Revenues for 2004 from the date of the acquisition on June 18 were $120.6 million, based on 45,500 tonnes (109 million pounds) of copper sold at a net realized price for the period of $1.27 per pound, after taking into account the $3.2 million effect of settlements of copper options contracts, required under the terms of the bank debt, at an average strike price of $1.25 per pound. Treatment and smelting charges over the period totaled $18.2 million.

Operating Costs

Direct operating costs for the period, from acquisition to year end, were $49.7 million. The efficiencies gained as a result of the higher production and improved operating performance were partially offset by the increased strength of the Euro, which was 1.21 relative to the US dollar on June 18 (the acquisition date) and 1.35 at the close of the year, and the mine's scheduled maintenance shut-down in September. Unit cash costs over the period averaged $0.72 and were higher than the Neves-Corvo average unit cost of $0.64 for the year. This was a result of the higher grade copper ore mined and processed in the first six months of the year, averaging 6.0% copper, as compared to an average grade of 5.4% copper in the final six months of the year.

Accretion of Asset Retirement Obligations

As a result of new CICA rules (see Changes in Accounting Policies - Asset Retirement Obligations), $1.4 million of accretion on the reclamation liability for the Neves-Corvo and the Aljustrel mines has been charged to operations for 2004.

Amortization and Depreciation

The amortization and depreciation expense of $13.2 million for the year was related primarily to the property, plant and equipment of Somincor (including mineral properties), which are recorded at cost and are depreciated on a straight-line basis, or a unit of production basis, as appropriate. Surface property and hard assets are amortized and depreciated on a straight-line basis over the estimated useful life of the asset. The mineral properties are amortized on a unit of production basis.

Other Expenses

General and administrative expenses for 2004 were $3.5 million, compared to $0.7 million in 2003. Of this total, $1.9 million is attributable to the EuroZinc corporate office and $1.6 million to Somincor expenses. A large portion of the 2004 expense was incurred as a result of the acquisition of Somincor. Corporate post-acquisition restructuring and increased complexity in reporting requirements resulted in accounting and legal fees increasing to $0.9 million as compared to $0.1 million in 2003, and wages and management fees increased from $0.3 million in 2003 to $1.3 million in 2004 as the Company integrated the staff of Somincor and additional staff to its corporate office. Filing and transfer agent fees increased from $48 thousand in 2003 to $270 thousand in 2004 as a result of the equity financings required for the acquisition of Somincor and the Company's move to the senior board of the TSX. Travel expenses also increased substantially from $52 thousand in 2003 to $254 thousand in 2004 as the number of employees and directors increased, as did the frequency of trips.

Interest on loans and accretion of long-term debt totaled $3.3 million in 2004, compared to $1.9 million in 2003, as EuroZinc added significantly to its level of debt to finance the acquisition of Somincor. Convertible loans totaling $12.7 million were converted to equity at the end of 2003, but a total of $110 million in debt was added in mid-2004 to finance the acquisition. The debt facility arranged for the acquisition of Somincor was subsequently reduced and refinanced at the end of 2004 (see Liquidity and Capital Resources). As result of the re-financing EuroZinc charged $3.9 million of financing costs to operations that had previously been deferred, in addition to $1.8 million of amortization related to the financing. Also as a consequence of the settlement of the US dollar denominated debt, the Company recognized a foreign exchange gain of $9.6 million.

Other non-cash expense items on the statement of operations that were unique to 2004 included a charge for stock-based compensation of $1.5 million for options granted to directors, officers, and employees. As noted in the overview, the largest single charge on the income statement in 2004 was an unrealized loss recognized on the copper derivative contracts. EuroZinc was required to enter into these contracts under the terms of the $100 million debt facility used to acquire Somincor. As a result of the increase in the price of copper between the period the contracts were entered into and year end, the change in the fair value of the options as of December 31, 2004 represented $32.1 million in unrealized losses for EuroZinc.

Somincor used all of its accumulated tax losses prior to EuroZinc acquiring the Company, and as a result the operating profits from Neves-Corvo were fully taxed at the Portuguese tax rate of 27.5% during the period that EuroZinc owned the mine, a total of $17.8 million. This amount was offset by an income tax recovery of $15.5 million. In addition, the Company recorded a deferred tax asset of $33.5 million resulting from timing differences in the recognition of income and expenses for financial and reporting purposes (see Note 16 in the Consolidated Financial Statements).

EuroZinc had net income of $17.5 million (US$0.04 or CDN$0.05 per share) for 2004 after the charges to operations. Excluding the "non-cash" charges to the statement of operations for stock- based compensation and the unrealized loss on derivative instruments, net income would have totaled $51.1 million (US$0.13 or CDN$0.16 per share – basic & diluted) for approximately six months of Somincor's operations.

Quarterly Information

US$ in thousands, except per share data

	2004				2003			
	Q4	Q3 (restated)	Q2 (restated)	Q1	Q4	Q3	Q2	Q1
Revenues	54,445	60,571	5,536	-	-	-	-	-
Operating profit	26,552	26,932	2,833	-	-	-	-	-
Net income (loss)	5,018	11,322	1,414	(287)	(1,055)	(777)	567	636
Net income (loss) per share – basic & diluted	0.01	0.02	0.01	(0.00)	(0.01)	(0.01)	0.01	0.01

FOURTH QUARTER RESULTS

The fourth quarter of 2004 was the second full quarter of production from the Neves-Corvo mine under the ownership of EuroZinc. Following a scheduled maintenance shutdown in September that produced a slight budgeted drop in production in the third quarter, production levels for the fourth quarter returned to levels scheduled and achieved in the first two quarters of 2004. The mine produced 24,600 tonnes (54.2 million pounds) of copper metal contained in concentrates in the fourth quarter, as compared to 21,000 tonnes (46.3 million pounds) of copper contained in concentrates in the third quarter. In the first half of 2004 the Neves-Corvo mine produced 50,100 tonnes (110.5 million pounds) of copper. The average copper recovery rate of 89.68% for the quarter was exceptional as compared to the average recovery rate of 88.41% for the first nine months of the year. The average ore grade of 5.47% copper for the quarter was higher than the 5.30% grade achieved in the third quarter, but lower than the average grade of 5.77% achieved over the first nine months of the year.

Revenue dropped in the fourth quarter to $54.4 million from $62.8 million in the third quarter only as a result of the timing of shipments of copper concentrate and the recognition of revenue, which caused a slight exaggeration of revenues in the third quarter. The cost of operations in the fourth quarter decreased substantially to $18.1 million from $28.8 million in the third quarter as the mine resumed full operations and did not have the additional maintenance costs incurred in the third quarter. This occurred despite the Euro strengthening relative to the US dollar from an average of 1.22 in the third quarter to an average of 1.30 in the fourth quarter. Unit cash costs averaged $0.64 per pound of payable copper sold for the quarter as compared to an average cost of $0.72 per pound in the third quarter. The depreciation and amortization expense increased to $8.5 million in the fourth quarter from $4.3 million in third quarter also as result of the strength of the Euro and year end adjustments. The net result was that the there was a slight decrease in the operating profit in the fourth quarter to $26.6 million from $29.7 million in the third quarter.

Year end adjustments that are recorded in the fourth quarter statement of operations make the quarter less comparable to the previous quarter. General and administrative expenses were restated during the fourth quarter (which reduced the amount recorded for the quarter to $0.5 million), and the Company continued to recognize foreign exchange gains ($3.4 million). However, as result of the recognition of $5.5 million in financing fees previously deferred and a $27.6 million increase in the unrealized loss recognized on the copper derivative contracts during the quarter, the net income was reduced to $5.0 million in the fourth quarter from $11.7 million in the third quarter.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the acquisition of the Neves-Corvo mine, EuroZinc has had to rely on equity markets to finance its activities. As a result of being the successful bidder and acquiring Somincor and its Neves-Corvo copper mine, EuroZinc was able to access debt markets, albeit on a "project financing basis", to assist in funding the acquisition of the mine. Strong copper prices in 2004 and the resulting cash flow generated by the Neves-Corvo mine, post-acquisition, has provided another source of liquidity. While EuroZinc cannot control commodity prices, it is anticipated that if the copper price remains reasonably constant and at the level most analysts are predicting for the next several years, and the Neves-Corvo mine maintains current production and cost performance, EuroZinc will have sufficient capital to pay down its long term debt ($122.3 million as of year end) and develop zinc production at Neves-Corvo. The Company believes that the Aljustrel project can be financed on a stand-alone basis if a production decision is made.

EuroZinc generated $54.0 million in cash from its operating activities in 2004 before changes in non-cash working capital. The Company invested a total of $223.6 million during 2004, the largest portion of which was directed to the acquisition of Somincor. The $188.4 million invested in the acquisition of Somincor includes the original payment of €128 million ($154.4 million) for the Company, the first price participation payment of $10 million, the payment of $22 million made to RTG for their portion of the price participation and acquisition costs (see Note 4 in the Consolidated Financial Statements). EuroZinc also invested an additional total of $32.1 million in Neves-Corvo and Aljustrel, which included underground development costs and the raising of the tailings dam at Neves-Corvo, and the costs of maintaining the Aljustrel mine.

The Company raised a total of $214.3 million in 2004 through a combination of equity and debt financings. The Company issued a total of 205.8 million shares in two separate financings at prices of CDN$0.40 and CDN$0.60 per share, respectively, for total proceeds of $76.4 million, net of commissions and issue costs. A total of $5.8 million was received from the exercise of 18.2 million share purchase warrants and options during the year. EuroZinc also raised a total of $132 million through loan facilities. A $100 million term loan was first negotiated with a syndicate of London banks, and an additional $10 million demand loan was secured from Boliden Minerals. The $100 million term loan was subsequently replaced and reduced by a $50 million loan facility with the same London syndicate of banks and $35.0 million in Portuguese commercial paper. To purchase the RTG share of the price participation rights in December, EuroZinc drew $22 million of a $48 million loan facility entered into for the purchase of the price participation rights. The balance of $26 million was drawn in January, 2005 to purchase the EDM share.

Schedule of Debt Arranged for the Purchase of Somincor and the Price Participation Rights

US$ in thousands

Date	Description	Amounts
June 15, 2004	Boliden Loan	$ 10,000
June 18, 2004	Secured Debt Facility	100,000
Dec 17, 2004	Unsecured Bonds	35,000
Dec 17, 2004	Amended Debt Facility	50,000
Dec 17, 2004	Debt Facility Repaid	(100,000)
Dec 22, 2004	1st Draw on Price Participation Loan	22,000
As at Dec 31, 2004	**Total**	**$ 117,000**

As of December 31, 2004, the Company had $29.2 million in cash and a working capital position of $7.7 million, and the net debt was $93.1 million giving the Company a net debt to equity ratio of 0.67 to 1. The current ratio (current assets divided by current liabilities) is 1.10 to 1. Cash balances are invested in high quality bank paper with terms of less than three months at inception that can be easily liquidated. As a result of the re-financing of the $100 million loan facility and the elimination of the requirement to enter into copper future contracts going forward, the Company has no off-balance sheet arrangements.

Summary of Contractual Obligations and Commitments

US$ in thousands

As at Dec. 31, 2004	2005	2006	2007	2008	2009	Total
Long Term Debt	12,250	9,750	-	50,000	36,777	108,777
Capital Lease Obligations	2,190	1,694	970	406	-	5,260
Copper Put Premiums	2,572	8,637	9,734	-	-	20,943
Other	963	1,118	1,889	1,335	-	5,305
	17,975	21,199	12,593	51,741	36,777	140,285

OUTLOOK

For 2005, it is expected that the consolidated financial results for EuroZinc will continue to show a dramatic improvement as EuroZinc will account for a full year of operations at the Neves-Corvo mine. Cash flow generated from Neves-Corvo operation is expected to continue to be strong as a result of the relatively high copper prices expected to continue through 2005. The average price for 2005 to-date has been $1.48 per pound. Also, as a result of the purchase of the price participation rights from the vendors, EuroZinc will have increased exposure to the upside in the copper price going forward. The mine is expected to produce 90,800 tonnes (approximately 200 million pounds) of copper metal in concentrate in 2005.

Cash costs are expected to increase as a result of a significant increase in smelter treatment and refining charges as compared to 2004, as well as increases in the cost of materials and supplies, and the continued strength of the Euro.

As noted in the overview regarding the copper derivative contracts, since the total marked-to-market loss cannot exceed the value of the deferred puts and only an additional $4.2 million loss can be booked against the deferred puts, it is anticipated that there will be no marked-to-market losses against these puts after the first quarter of 2005. The short call contracts on 26,568 tonnes of copper metal will have an effect on revenues during the year depending upon the monthly average LME cash settlement price for copper (see table below), but those contracts are due to expire at the end of the 2005. As a result the Company will recognize a $14.6 million marked-to-market gain on those short call contracts by the end of 2005.

EuroZinc's capital resources and liquidity are expected to continue to improve in 2005 from the anticipated strong cash flow from Neves-Corvo. At current copper prices, it is expected that the $48 million loan facility, entered into to finance the acquisition of the price participation rights (current balance is $35.5 million), will be retired in 2005 and the $10 million loan with Boliden Minerals will be repaid by the end of June 2005. How aggressively EuroZinc pays down the $95 million balance of the loan facilities outstanding from the Somincor purchase will depend on the capital needs for the development of the zinc resource at Neves-Corvo, which is expected to be known by the end of the second quarter of 2005,

Earnings Sensitivity
(Based on planned 2005 production and includes the effect of copper option contracts)

	Change	Estimated Impact on Net Income
		(US$ in thousands)
Copper Price	$0.01/lb	$ 1,027
Euro/US$ Exchange Rate	US$0.01/Euro	$ 799
Copper Treatment Charge	$1/dmt	$ 415

The dramatic improvement in the price of zinc, currently at approximately $0.60 per pound, and the increasing demand for zinc concentrate from smelters has provided EuroZinc with flexibility in financing the capital expenditures required to place Aljustrel into production. The previous estimated capital cost, based on the Company's updated feasibility study dated March 2004, was $86 million, of which $25 million is estimated for the mill facility upgrades, and full development of the Feitais zinc deposit. Construction of additional facilities is estimated to require a further $25 million (net of European Union grants and interest-free loans, and anticipated cash flow from operations at the Moinho deposit). EuroZinc is currently in the process of determining the optimum financing mix to move the project forward.

Management believes the Company is well positioned to take advantage of the improved metal markets. EuroZinc has physical assets and reserves at Neves-Corvo and Aljustrel that can be exploited at low capital costs relative to other potential concentrate sources, and they are located close to European smelters. There are also opportunities for the development of new zinc concentrate production at both Neves-Corvo and Aljustrel.

TRANSACTIONS WITH RELATED PARTIES

A total of $1.4 million in fees was paid to certain directors of EuroZinc, as well as a company controlled by the President of EuroZinc as compensation for services performed during 2004. The services provided by the directors of EuroZinc are in areas that they have particular expertise and were related to the acquisition of Somincor or the development of Aljustrel.

A total of 12,195,652 warrants were issued to Resource Capital Funds as per the terms of their agreement to provide a guarantee for the $10 million loan from Boliden Minerals.

CORPORATE DEVELOPMENTS

In December 2004, EuroZinc appointed Colin K. Benner as Vice-Chairman, Chief Executive Officer and a director of the Company. Mr. Benner has 38 years of operating experience in the mining industry and was previously President, Chief Executive Officer and a director of Breakwater Resources Ltd.

OUTSTANDING SHARE DATA

As of March 29, 2005, the Company had the following common shares, options, warrants, and agents options outstanding:

▪ Common Shares	518,266,820
▪ Share Purchase Options	13,390,000
▪ Share Purchase Warrants	24,160,005
▪ Agent's Options (including warrants)	5,169,362

The exercise prices of the above options and warrants range from $0.10 to $0.75 per share.

FINANCIAL INSTRUMENTS, OTHER INSTRUMENTS AND RISK MANAGEMENT

In conducting its business the Company is exposed to changes in commodity prices, foreign exchange rates and interest rates and uses various instruments including forwards, swaps and options only for the purpose of managing these risks, not for trading purposes.

Commodity Price Exposure

Pursuant to the terms of the $100 million loan facility used to acquire Somincor, the Company was required to enter into copper futures and option contracts immediately prior to the acquisition date. During the year, the Company determined that put options outstanding for a total of 157,032 tonnes of copper, with strike prices ranging from $2,100 to $1,808 per tonne maturing over the next three years, did not qualify for hedge accounting. Also, matching puts and calls on a total of 27,576 tonnes of copper with strike prices of $2,300 and $2,500 per tonne, respectively, maturing at the end of 2005, did not qualify for hedge accounting.

The fair value of the puts as of the purchase date ($21.2 million) is recorded as an asset, and an unrealized marked-to-market loss of $17.1 million, representing a change in the fair value of the puts to December 31, 2004, has been charged to operations. The deferred premium of $21.2 million relating to these puts has also been recorded as a liability, and interest accreted in the period is also charged to operations. An unrealized marked-to-market loss of $14.6 million, representing the fair value of the matching puts and calls as of December 31, 2004, has been charged to operations. The US$100 million loan facility was settled in December of 2004 and partially refinanced, but the derivative instruments described above remain in force.

Interest Rate Exposure

Also pursuant to the terms of the $100 million loan facility, to manage the interest rate risk the Company was obligated to enter into an interest-rate swap agreement for four years for approximately 60% of the loan amount at a fixed rate of 3.95%, as compared to the floating rate of LIBOR plus 2.5%. The Company charged an unrealized marked-to-market loss of $0.4 million on the fair value of the contract as of December 31, 2004, which is still in place although the loan facility has been settled. The effect of a 1% change in the non-swap portion of the debt would result in a gain or loss of $588 thousand per annum.

Foreign Currency Exposure

EuroZinc is exposed to fluctuations in the Euro/US$ exchange rate as metal concentrates are sold in US dollars and the Company operations are in Europe consequently the majority of the costs are denominated in Euros. Subsequent to the year end the Company entered into forward foreign exchange contracts to purchase Euros on a weekly basis for its operational costs at an average rate for the year of $1.30 per Euro relative to the US dollar.

Credit Risk

Derivative credit risk arises from the possibility that a counterparty to a contract will not perform according to the terms of the contract and the risk is minimized by dealing with large credit-worthy counterparties. Accounts receivable credit risks are reduced by the Company securing long-term contracts with major smelting companies. Presently these contracts represent 90% of the Company's sales. To date all of these customers have paid on time and on the dates stated in the contract. Less credit worthy customers are required to provide letters of credit before shipment of concentrates.

The following table summarizes the effect of the derivative instruments in 2004:

US$ in thousands, **Derivative**	**Cost** Asset	**Fair Value** Asset (Liability)	**Loss**
Purchased Copper Put Options	21,241	4,172	17,069
Short call positions	-	(14,623)	14,623
Interest rate swap	-	(436)	436
Total	21,241	(10,887)	32,128

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are described in Note 2 of the annual Consolidated Financial Statements for the year ended December 31, 2004. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding EuroZinc's financial results:

Carrying Value of Mineral Interests and Depletion

The purchase of the Neves-Corvo copper mine, as was the case with the Aljustrel mine, has been accounted for as a purchase and the assets acquired and the liabilities assumed are recorded based on management's best estimate of fair value. The Company will periodically review the carrying value of its mineral property interests and, where circumstances indicate that an impairment may exist, adjustments will be made to those values. Going forward, annual estimates of recoverable reserves is the most significant method of assessing value. Recoverable reserve estimates are complex and require significant subjective assumptions. In the case of the Neves-Corvo mine, because it is operating, the recoverable reserve estimate will also affect the amortization expense that is charged to operations. As per Canadian GAAP, the amortization calculation is based on the "units-of-production" method.

The Company also currently capitalizes the carrying and development costs of the Aljustrel mine, as well as the exploration costs on the Company's exploration concessions in Portugal and the United States. The capitalized costs are charged to operations if and when it is determined that the exploration project does not have commercial value and is to be abandoned.

Costs for exploration drilling are capitalized if it is determined that the drilling results have added to the resource base of the mine. These costs are charged to operations if it is deemed that no value has been added.

Reclamation Costs
Estimates of the fair value of the reclamation costs (see Asset Retirement Obligations) for EuroZinc's mines may be adjusted from time to time based on changing circumstances or changes in remediation methods. A major review of closure requirements and associated costs for the Neves-Corvo mine is due to be completed in 2005 to determine whether a new method of tailings disposal will significantly reduce the reclamation costs of the mine.

Measurement of Future Income Tax Assets and Liabilities
EuroZinc operates in a specialized industry and in several tax jurisdictions, and as a result its operations are subject to a variety of tax laws and varying rates of taxation. The Company is required to estimate the tax basis of assets and liabilities, and it is possible that changes in tax laws and interpretations could materially affect future income tax assets and liabilities recorded.

Valuation of Derivative Instruments
As the Company has determined that the copper futures and option contracts entered into during 2004 do not qualify for hedge accounting, the charge to operations is determined by establishing the fair value of the instruments at period ends. The value of the contracts, which are based on the market price of the commodity, are established by the Company and have been confirmed by parties to the contracts.

Stock-Based Compensation
Under the fair value based method of accounting for stock options awarded to directors, employees and consultants, the fair value of the stock options is calculated and expensed at the date of grant, and an offsetting credit is made to the fair value of options and warrants. If the stock options are exercised, the proceeds are credited to share capital. EuroZinc uses the Black-Scholes option pricing model to calculate the fair value of the Company's stock options. The model is subject to various assumptions and those assumptions may vary from time to time and could have a significant effect on the number.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2004, the Company adopted the following new accounting standards:

Stock–Based Compensation
Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. Previously, the Company was only required to disclose the pro forma effect of stock options issued in the notes to the financial statements. As a result, the Company is required to expense the estimated cost of stock options issued. During 2004 a stock-based compensation expense of $1.5 million was recorded on the statement of operations.

Asset Retirement Obligations
As required under Canadian GAAP, effective January 1, 2004, the Company has adopted the new accounting standard on asset retirement obligations ("ARO"). Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value in the period it is incurred or acquired. The amount of the liability will be subject to re-measurement at each reporting period and it is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.

Based on the estimated ARO for Aljustrel and the adoption of this policy, the 2003 financial statements were adjusted by a $0.2 million increase in the deficit, a $0.2 million increase in the ARO, and a $3.8 million increase in property, plant and equipment. The acquisition of the Neves-

Corvo mine in 2004 resulted in a $48.5 million increase in the ARO, a $47.1 million increase in property, plant and equipment, and an accretion charge of $1.4 million to operations. The fair value estimate must be reviewed on a regular basis to reflect change in laws and regulations, the estimated scope of work and estimated costs.

Derivative Instruments and Hedging Relationships
Effective January 1, 2004, the Company has adopted the new CICA Accounting Guideline 13, "Hedging Relationships" and CICA Handbook Sections 3855 and 3865, all of which establish new criteria for hedging relationships and accounting for financial instruments in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. For contracts that qualify for hedge accounting, gains or losses are recognized in sales when the hedged production is sold; for contracts that do not qualify for hedge accounting, gains or losses arising from the changes in their fair value are recorded in operations.

During 2004 the Company determined that the copper futures and options contracts that were required under the terms of the $100 million loan facility did not qualify for hedge accounting. Consequently, a total of $32.1 million was charged to the Company's statement of operations.

Variable Interest Entities and Leases
Effective January 1, 2004, EuroZinc adopted the new CICA Accounting Guideline 15, which requires the consolidation of "Variable Interest Entities" ("VIEs") by the primary beneficiary. VIEs are companies that are dependent on EuroZinc or its subsidiaries for their existence. EuroZinc has determined that there is no material effect on the Company's statements from the adoption of this guideline.

Effective January 1, 2005, the Company adopted EIC 150, which provides guidelines for determining whether an arrangement contains a lease. It has been determined that the effect of EIC 150 will not be significant to the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company's AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

Management's Responsibility for Financial Reporting

The consolidated financial statements and all information in the Annual Report have been prepared by and are the responsibility of the management of the Company.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgments based on currently available information. The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.



C. K. Benner
Vice-Chairman and Chief Executive Officer



Amjad J. Ali
Executive Vice-President and Chief Financial Officer
March 30, 2005

Auditors' Report

To the Shareholders of: EUROZINC MINING CORPORATION

We have audited the consolidated balance sheet of EuroZinc Mining Corporation as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year ending December 31, 2003, prior to adjustment for the change in accounting policy regarding reporting currency as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 5, 2004, except for note 13(c) which was as of April 6, 2004. We have audited the adjustments to the 2003 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.



Chartered Accountants
Vancouver, British Columbia, Canada
March 30, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in Note 3 to the financial statements. Our report to the shareholders dated March 30, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.



Chartered Accountants
Vancouver, British Columbia, Canada
March 30, 2005

EUROZINC MINING CORPORATION

Consolidated Balance Sheets

As at December 31, 2004 and 2003

(in thousands in U.S. dollars)

	2004	2003
		(Restated) (Note 3)
ASSETS		
Current		
Cash and cash equivalents	$ 29,245	$ 4,266
Accounts receivable	35,065	3,200
Inventories (Note 5)	17,122	-
Prepaid expenses and other current assets	5,452	78
	86,884	7,544
Restricted cash (Note 6)	19,209	-
Property, plant and equipment (Note 7)	279,189	37,770
Future income tax asset (Note 16)	33,456	-
Deferred financing costs	2,906	-
	$ 421,644	$ 45,314
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 51,181	$ 1,162
Loan payable (Note 8)	10,000	-
Current portion of long-term debt (Note 9)	17,975	173
	79,156	1,335
Long-term debt (Note 9)	122,310	516
Derivative instruments liability (Note 10)	10,887	-
Aljustrel production liabililities (Note 11)	15,755	13,869
Asset retirement obligations (Note 12)	52,605	4,154
Other obligations upon mine closure (Note 13)	1,900	-
	282,613	19,874
SHAREHOLDERS' EQUITY		
Share capital (Note 14)	128,386	46,228
Fair value of options and warrants (Note 14(d))	4,114	-
Currency translation account (Note 14(e))	10,296	135
Deficit	(3,765)	(20,923)
	139,031	25,440
	$ 421,644	$ 45,314

Commitments and contingencies (Note 18)

Subsequent events (Note 19)

APPROVED BY THE BOARD



David F. Mullen



J. Edward Fletcher

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for per share amounts)

		2004	2003
			(Restated) (Note 3)
Revenues		$ 120,552	$ -
Operating costs		49,684	-
Accretion of asset retirement obligations		1,356	198
Depreciation, amortization and depletion		13,195	-
Operating profit		56,317	(198)
Expenses			
General and administration		3,478	679
Interest and accretion of long-term debt		3,253	1,883
Financing costs		5,701	-
Stock-based compensation (Note 14(b))		1,516	-
Foreign exchange gain		(9,595)	(1,833)
Other		14	(100)
Unrealized loss on derivative instruments (Note 10(d))		32,128	-
		36,495	629
Income (loss) before taxes		19,822	(827)
Income tax expense (Note 16)		2,355	-
Net income (loss) for the year		17,467	(827)
Deficit, beginning of year		(20,923)	(19,908)
Effect on changes in accounting policy (Note 3(a))		(309)	(188)
Restated deficit, beginning of year		(21,232)	(20,096)
Deficit, end of year		$ (3,765)	$ (20,923)
Earning (loss) per share - basic	CDN	$ 0.05	$ (0.01)
Earning (loss) per share - basic	US	$ 0.04	$ (0.01)
Earning (loss) per share - fully diluted	CDN	$ 0.05	$ (0.01)
Earning (loss) per share - fully diluted	US	$ 0.04	$ (0.01)
Weighted average number of shares outstanding - Basic		394,911	78,449
Weighted average number of shares outstanding - Fully diluted		412,949	78,449

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003 (Restated) (Note 3)
Operating activities		
Net income (loss) for the year	$ 17,467	$ (827)
Non-cash items:		
Depreciation, depletion and amortization	13,298	91
Amortization of deferred financing costs	797	-
Accretion expense	2,336	1,552
Provision for obligations upon mine closure	125	-
Stock-based compensation	1,516	-
Unrealized foreign exchange gain	1,563	(1,679)
Future income taxes	(15,451)	-
Unrealized loss on derivative instruments	32,128	-
Other	154	241
	53,933	(622)
Changes in non-cash working capital items	(11,820)	(392)
Cash provided by (used in) operations	42,113	(1,014)
Financing activities		
Shares issued for cash	87,446	8,082
Share issue costs	(5,204)	(711)
Share subscription receivable	2,152	(2,152)
Other liability payments	518	(14)
Deferred financing costs	(1,518)	-
Proceeds from loans	172,462	3,695
Repayments of long-term debts	(50,000)	-
	205,856	8,900
Investing activities		
Acquisition of subsidiary, net of cash (Note 4)	(188,415)	(768)
Purchases of property, plant and equipment	(32,055)	(3,049)
Payment of copper put premiums	(553)	-
Restricted investments	(2,550)	-
	(223,573)	(3,817)
Effect of exchange rate changes on cash and cash equivalents	583	-
Increase in cash and cash equivalents during the year	24,979	4,069
Cash and cash equivalent, beginning of year	4,266	197
Cash and cash equivalent, end of year	$ 29,245	$ 4,266
Supplemental disclosure of non-cash investing and financing activities		
Warrants issued pursuant to a loan guarantee	$ 2,080	$ -
Shares issued for interest payable	$ -	$ 399
Shares issued for redemption of convertible debentures	$ -	$ 11,859

See accompanying notes to consolidated financial statements

(in thousands of US dollars, except for shares and per share amounts)

1. NATURE OF OPERATIONS

EuroZinc Mining Corporation and its subsidiaries ("the Company") are engaged in base metal mining and related activities, including exploration, extraction, processing and reclamation. Copper, the primary product, is produced from the Neves-Corvo copper mine, located near Castro Verde, Portugal.

The Company is also focused on the development of the Aljustrel zinc project in Portugal and a production decision is expected to be made in 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of significant estimates include the determination of quantities of proven and probable reserves, expected cost of asset retirement obligations, valuation of options and warrants and their fair values and the assessment of impairment in value of long lived assets. Actual results could differ from those estimates and could be material. Significant differences from United States generally accepted accounting principles are disclosed in Note 20.

a) Basis of presentation

As a result of the Somincor acquisition (Note 4) the Company re-evaluated its reporting currency and decided to adopt the US dollar as its reporting currency in fiscal year 2004. Therefore, the Company re-stated all comparative amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (average rate for 2003 – CDN$1.4015 for US$1.00) and assets and liabilities were translated at the closing rates in effect at the end of each period (2003 – CDN$1.2965 for US$1.00). Equity transactions have been translated at historic rates. The resulting net translation adjustment of $135 has been credited to the currency translation account for 2003.

b) Revenue Recognition

Revenue is recognized when the title and risk of ownership of metal bearing concentrates have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of metal prices, weights and assays, and adjustments to revenue are recorded in the period of determination. The revenue is reported net of smelting and refining charges.

c) Cash and Cash Equivalents

The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

d) Inventories

Concentrate inventories are stated at the lower of their production cost, including depreciation, and net realizable value. Raw materials and consumables are valued at average cost net of obsolescence.

e) Property, plant and equipment

i) Property, plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Assets acquired under capital leases are recorded using the financial method where the cost of the leased asset is recorded as a fixed asset and the corresponding lease obligation recorded as a loan, with the interest component of the lease installment recorded as an expense. Subsidies received to partly finance fixed assets are netted against the cost of the related assets.

ii) Mineral properties

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization which require additional exploration are deferred and amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or impaired.

Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate, calculated on a units of production basis.

iii) Impairment assessment

Effective January 1, 2004, the Company conformed to the requirements of CICA 3063, "Impairment of Long-Lived Assets". The Company performs periodic impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of the mineral properties may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of future cash flows.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of property, plant and equipment and deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

f) Foreign Currency Translation

The Company's foreign operations are determined to be of a self-sustaining nature. Accordingly, the accounts of the foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the end of the year, and revenues and expenses are translated at the average exchange rate for the year. Gains and losses on translation of these foreign operations are included in equity in the currency translation account.

Monetary assets and liabilities are translated at the exchange rate in effect at the end of the year, and non-monetary assets and liabilities are translated at the exchange rates prevailing at the transaction dates. Revenues and expenses are translated at the exchange rates prevailing on the dates of the respective transactions. Translation gains and losses are included in the consolidated statements of operations.

g) Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and available loss carry forwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h) Deferred Financing Costs

The Company defers costs directly related to long-term debt financing and amortizes these costs over the term of the debt. The Company writes off deferred financing costs associated with debt settlement or refinancing on settlement dates.

(in thousands of US dollars, except for shares and per share amounts)

3. CHANGES IN ACCOUNTING POLICIES

a) Stock-Based Compensation

As of January 1, 2004 the Company adopted the recommendations of CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments". Stock-based compensation awards are calculated using the Black-Scholes option pricing model. The Company recognizes compensation expense relating to stock options and grants at the grant date since the stock options and grants vest immediately.

Using the fair value method for stock-based compensation, the Company recorded an additional charge of fair value of $309 to opening deficit at January 1, 2004 with a corresponding increase to warrants and options for stock options granted during 2002. No stock options were granted in 2003. This amount was determined using an option pricing model assuming a risk-free interest rate of 4%, dividend yield of 0%, stock price volatility of 97% and an expected life of the options of five years.

b) Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110 "Asset Retirement Obligations" on a retroactive basis whereby the fair value of the retirement obligation is initially recorded and the carrying value of the related asset is increased by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized over the asset's useful life.

The change in policy was applied retroactively with restatement of prior periods. The impact of the change was to increase the asset retirement obligation by $3,768 and increase the carrying value of the Aljustrel mine by the same amount. The accretion for 2002 of $188 increased the 2003 opening deficit and the accretion for 2003 of $198 was charged to operations.

c) Derivative Instruments

Effective January 1, 2004, the Company prospectively adopted the new CICA Accounting Guideline 13, "Hedging Relationships" that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. For contracts that qualify for hedge accounting, gains or losses are recorded in the statement of operations in the same period as the hedged item; for contracts that do not qualify for hedge accounting, gains or losses arising from the changes in their fair value are recorded quarterly in earnings. The Company has chosen not to apply hedge accounting and has recorded the derivatives at their fair market value. The impact of this policy is discussed in Note 10.

4. BUSINESS ACQUISITION

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. ("Somincor") which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal. The consideration paid was $154,353 (128,041 Euros).

The acquisition agreement provides for the vendors to receive additional consideration as price participation payments ("PPP") on 50% of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date. This contingent consideration will adjust the purchase price when additional payments are made.

For the period ended September 30, 2004, the Company paid $10,526 to the vendors for PPP. On December 22, 2004, the Company paid $22,000 to acquire 49% of the Price Participation Rights, effective October 1, 2004. On January 28, 2005, the Company purchased the remaining 51% for $26,000 with the same effective date. These payments have been and will be reflected as additions to the purchase price.

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:	
Current assets (excluding cash)	$ 28,867
Property, plant and equipment	138,389
Mineral properties	54,073
Mine development	20,236
Future income tax asset	18,005
Restricted cash	15,962
	275,532
Less:	
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$ 188,415

Consideration paid is as follows:	
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$ 154,353
Additional consideration paid to September 30, 2004	10,526
Additional consideration paid to December 31, 2004	22,000
Acquisition costs	3,442
Less: cash aquired	(1,906)
	$ 188,415

These consolidated financial statements include the results from operations of the Neves-Corvo mine commencing from June 18, 2004, the date of acquisition.

5. INVENTORIES

Inventories consist of:

	2004	2003
Copper concentrates	$ 10,398	$ -
Materials and supplies	6,368	-
Ore in process	356	-
	$ 17,122	$ -

6. RESTRICTED CASH

The Company voluntarily funds its reclamation obligations at the Neves-Corvo mine by periodic transfers to a segregated bank account. The Company is not obligated to make these transfers but elected to segregate the funds in order to qualify for a Portuguese income tax deduction. The use of the funds in this account is restricted to reclamation and remediation activities.

(in thousands of US dollars, except for shares and per share amounts)

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2004			December 31, 2003		
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mineral properties						
Neves-Corvo	$ 56,122	$ 1,931	$ 54,191	$ 831	$ -	$ 831
Aljustrel	11,594	-	11,594	10,700	-	10,700
Crypto	288	-	288	267	-	267
	68,004	1,931	66,073	11,798	-	11,798
Plant and equipment						
Neves-Corvo	162,447	11,264	151,183	32	30	2
Aljustrel	6,823	247	6,576	6,468	295	6,173
Other	110	71	39	75	58	17
	169,380	11,582	157,798	6,575	383	6,192
Development and other						
Neves-Corvo	28,807	-	28,807	-	-	-
Aljustrel	24,034	-	24,034	18,625	-	18,625
Malhadinha	2,459	-	2,459	1,142	-	1,142
Crypto	18	-	18	13	-	13
	55,318	-	55,318	19,780	-	19,780
Total	$ 292,702	$ 13,513	$ 279,189	$ 38,153	$ 383	$ 37,770

8. LOAN PAYABLE

On June 15, 2004, the Company entered into a $10,000 loan agreement (the "Boliden Loan") with Boliden Mineral AB. The Boliden Loan bears interest at the rate of one month LIBOR plus 3.5% per annum and matures on June 15, 2005. The loan may be repaid, in whole or in part without penalty.

The Boliden Loan was collateralized by a guarantee by Resource Capital Fund III L.P. ("RCF"). In consideration for the guarantee, the Company granted an aggregate of 12,195,652 share purchase warrants between June 15 and October 19, 2004 to RCF (the "RCF Warrants"), each exercisable at a price of CDN$0.60 per share and expiring eighteen months from the issue date. The value of the RCF Warrants was determined to be $2,080 (Note 14(c)) and was charged to deferred financing costs. These costs are amortized over the life of the Boliden Loan.

On October 19, 2004, the Company replaced the RCF guarantee with a bank guarantee and further granting of the RCF Warrants ceased as of that date.

9. LONG-TERM DEBT

	2004	2003
Somincor bonds - 2005 to 2009	$ 36,777	$ -
Collateralized term loan	50,000	-
Price participation loan	22,000	-
Copper put premiums	20,943	-
Capital lease obligation	5,260	18
Deferred employee housing sales	740	671
EU interest free investment loan	4,565	-
	140,285	689
Less:		
Current portion	(17,975)	(173)
Long-term portion	$ 122,310	$ 516

The payment obligations over the next five years are expected to be:

	Other	Copper Put Premiums	Debt	Capital leases	Total
2005	$ 963	$ 2,572	$ 12,250	$ 2,190	$ 17,975
2006	1,118	8,637	9,750	1,694	21,199
2007	1,889	9,734	-	970	12,593
2008	1,335	-	50,000	406	51,741
2009	-	-	36,777	-	36,777
	$ 5,305	$ 20,943	$108,777	$ 5,260	$140,285

a) On June 18, 2004, as part of the acquisition funding for Somincor, the Company entered into a senior collateralized debt facility for $100,000 repayable over an eight year period with semi-annual mandatory repayments starting in June 2005. This facility also mandated a three-year copper price protection program, principally in the form of copper puts and call/put options for one year. This $100,000 debt was settled during the year as follows:

i) On December 17, 2004 a principal amount of $15,000 was paid from operating cash flow.

ii) On the same date, Somincor issued 540,000 unsecured bonds with a nominal value of 50 Euro each for a total of $36,777 (27,000 Euros). The bonds have a five year term with 100% of the principal repayable on maturity. The bonds bear interest at "EURIBOR 6 months" plus an annual spread of 1.075% until the US$50,000 debt in (iii) below is repaid, thereafter the spread will be 0.875%. Interest payments are due on June 17 and December 17 of each year.

iii) Proceeds from an amended debt facility of $50,000 repayable over a three and a half year period with equal semi-annual mandatory repayments commencing on June 30, 2005 until the final maturity date June 30, 2008. This facility bears interest at LIBOR plus 2.25% per annum. The loan is collateralized by all of the assets of Somincor, a pledge of shares and is guaranteed by one of the Company's Portuguese subsidiaries.

b) On December 22, 2004, the Company entered into an eighteen month debt facility for $48,000 to purchase the PPP from Rio Tinto Group and Empresa de Desenvolvimento Mineiro SGPS, S.A. ("EDM") with the effective date of October 1, 2004. The first drawdown of $22,000 was made on December 22, 2004 and the balance of $26,000 was drawn down subsequent to year end (Note 19). This facility bears interest at LIBOR plus a margin of 3.5% and is repayable by quarterly payments commencing January 31, 2005. Quarterly payments are equal to the greater of the PPP payable or $10,000 for first installment and $5,000 thereafter.

c) Capital lease obligations in 2004 relate to mining equipment and passenger vehicles over three or four year terms.

d) The Company's wholly-owned subsidiary, Somincor, has entered into sales contracts (as vendor) with certain employees (as purchasers), whereby the Company has agreed to sell certain residential housing units to the purchasers. Title to the housing units is transferred to the purchasers upon receipt of the final payment pursuant to the contract and the land title subdivision is complete. As of December 31, 2004, the Company has received amounts totaling $738 (2003 - $671) pursuant to such agreements.

e) The EU has established special investment programs to promote the development of some countries inside the European Union. The mine is located in one of the regions of Portugal that qualifies for investment incentives. The incentives granted by the Portuguese Government include both non-refundable and interest-free loans. During 2001 and 2002 Somincor spent approximately $20,000 in eligible investments which resulted in a non-refundable grant of $800 and an interest-free loan of $4,565 repayable over the next four years.

(in thousands of US dollars, except for shares and per share amounts)

10. FINANCIAL INSTRUMENT, DERIVATIVES AND RISK MANAGEMENT

The Company is exposed to changes in commodity prices, foreign exchange and interest rates. In conducting its business the Company uses various instruments including forwards swaps and options only for the purpose of managing these risks and not for trading purposes.

a) **Foreign Exchange Rate Risk**
The Company has exposure to Euro/US$ exchange rates because it has operations in Europe while the revenues for the commodities mined are denominated in US dollars. The Company has entered into foreign exchange forward contracts and options to fix the exchange rate for its planned expenditures at the Neves-Corvo mine (Note 19(d)).

b) **Credit Risk**
Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms of the contract. Derivative credit risk is minimized by dealing with large credit-worthy counterparties.

Accounts receivable credit risk is reduced by the Company having long-term contracts with major smelting companies that cover over 90% of its sales. Historically, all of these companies have paid on time and on the dates stated in the contract. Customers without proven credit history are required to provide Letters of Credit before shipment of concentrates.

c) **Interest Risk**
The Company has long term debt with variable interest rates. The interest rate risk has been managed by fixed interest swap agreements for $50,000 representing about 46% of the total variable interest debt. The effect of a 1% change in the non-swap portion of the debt would result in a cost or gain of $588 per annum.

d) **Fair Value**
The fair values of the Company's cash and cash equivalents, accounts receivable, restricted cash, accounts payable and loan payable approximate their carrying values. Management believes that the fair value of long-term debt approximates the carrying value due to the recent re-financing completed by the Company.

The Company's original lenders mandated a copper price protection as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy derivatives for a three year period for approximately 70% of the Neves-Corvo copper production. The fair value of all the derivatives has been estimated using year-end market values. These fair values approximate the amount the Company would either pay or receive to settle the contracts at December 31, 2004 and are as follows:

	Cost	Fair value	Unrealized Loss
Copper put options	$ 21,241	$ 4,172	$ 17,069
Copper calls and puts	-	(14,623)	14,623
Interest rate swap - $50 million	-	(436)	436
	$ 21,241	$ (10,887)	$ 32,128

11. ALJUSTREL PRODUCTION LIABILITIES

The following amounts are payable only upon production from the Aljustrel mine:

	2004	2003
Interest bearing debt - principal and interest	$ 6,755	$ 5,955
Non-interest bearing debt	6,547	5,750
Other creditors	2,453	2,164
	$ 15,755	$ 13,869

Interest and non-interest bearing debts payable to EDM and amounts due to creditors were assumed on the purchase of the Aljustrel mine and are only repayable following commencement of commercial production of a specified deposit.

a) Debt of $6,755 (4,984 Euros), bears interest at EURIBOR and compounds annually and is payable in annual installments of $2,383 (1,750 Euros), beginning twelve months following the commencement of commercial production of a specified deposit.

b) Non-interest bearing debt of $11,983 (8,798 Euros) is payable, twelve months after the final payment of the above interest bearing debt, in four equal annual installments of $2,995 (2,199 Euros) while Aljustrel is in commercial production. The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense.

c) The Company assumed liabilities of $4,020 (2,951 Euros) owing to previous creditors of Aljustrel from EDM. Payment of these amounts, which are non-interest bearing, will start three years after production commences at the Aljustrel mine. The payments will be paid semi-annually in equal installments over a five year period. The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is being accreted to its face value over the term of the debt through a charge to interest expense.

12. ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.

Aljustrel mine:
The asset retirement obligation is based on an updated feasibility study, completed by an independent consultant for the Aljustrel Project in February 2001 which estimated the obligation at the time of the assessment to be $5,000. The accretion of this obligation in 2004 was $207 and is based upon the current assumption that this mine could operate until 2016.

Neves-Corvo mine:
The asset retirement obligation is based on an environmental study that was completed by an independent consultant in 1992 and updated in 1998 and 1999. In consideration of the assessment, the Company determined the fair value of the asset retirement obligation at acquisition to be $47,095. The accretion for this obligation in 2004 post acquisition was $1,149. The current assumption is that this mine could operate until 2029.

A summary of the Company's provision for asset retirement obligation is as follows:

	2004	2003
Balance, December 31, 2003	$ 4,154	$ 3,956
Amounts arising from acquisition of Neves-Corvo	47,095	-
Accretion during the year	1,356	198
Balance at December 31, 2004	$ 52,605	$ 4,154

The Company based these calculations on an inflation rate of 2.9% and a discount rate of 5% per annum.

13. OTHER OBLIGATIONS UPON MINE CLOSURE

The Company's wholly-owned subsidiary, Somincor, is required to provide for the liabilities associated with employee termination costs upon the closure of Neves-Corvo mine in accordance with Portuguese government requirements. As at December 31, 2004, Somincor has accrued $1,900 related to this future liability. This future liability will be adjusted each year to reflect the changes in underlying employee information projected to exist at the mine closure date.

14. SHARE CAPITAL

a) Common shares (in thousands)

Authorized: 1,000,000,000 common shares without par value

Issued and outstanding:

In thousands of US dollars	Number of Shares	Amount
	(000's)	
Balance, December 31, 2002	**70,247**	**$ 23,097**
Issued during the year		
For cash		
Private placement,		
net of share issue costs of $711	38,479	6,616
Exercise of stock options	460	35
Exercise of share purchase warrants	9,450	720
For debt		
Interest payable	3,362	399
$4,000 convertible loan	20,845	4,050
$8,659 convertible loan	112,651	7,809
Equity component of convertible loans		3,502
Balance, December 31, 2003	**255,494**	**46,228**
Issued during the year		
Underwritten financings,		
net of share issue costs of $5,711	205,800	76,373
Exercise of stock options	2,200	315
Fair value of stock options		
transferred from Option and Warrants		424
Exercise of share purchase warrants	16,042	5,046
Balance, December 31, 2004	**479,536**	**$ 128,386**

During the year ended December 31, 2003, the Company completed a brokered private placement of 38,479,000 units at a price of CDN$0.25 per unit for net proceeds of $6,616, after fees of $711. Each unit consists of one common share and one-half share purchase warrant. One warrant entitles the holder to acquire one common share at CDN$0.40 per share. In addition, the Company issued 3,848,000 units (the "Agent's warrants") to the Agents. The Agent's warrants consist of one common share and one-half share purchase warrant, exercisable at CDN$0.25 and expire on July 5, 2005.

During the year ended December 31, 2004, the Company:

i) On February 6, 2004 completed an underwritten financing of 75,000,000 special warrants at a price of CDN$0.40 per warrant for gross proceeds of US$22,351. Each special warrant was exercisable into one unit consisting of one common share at no additional cost and one-half share purchase warrant. Each share purchase warrant is exercisable for one common share at CDN$0.50 per share in the first year and at CDN$0.75 per share in the second year. The Company incurred share issue costs of $1,518 and issued to the Agents 5,250,000 compensation options with a fair value of $507. Each compensation option entitles the Agent to purchase one unit consisting of one common share and one-half share purchase warrant for CDN$0.40 per unit and expires on August 6, 2005.

ii) In April 2004, completed an underwritten financing in two separate closings for a total of 130,800,000 special warrants at a price of CDN$0.60 per special warrant for gross proceeds of $59,733. The Company incurred share issue costs of $3,686. Each special warrant was subsequently converted into one common share.

b) Stock Option Plan

The Company has a stock option plan to attract and retain qualified directors, officers, employees and consultants for the Company and its affiliates to promote a proprietary interest in the Company and to stimulate active interest by such persons in the development and financial success of the Company. The stock option plan is administered by the Human Resources Committee, all of whom are sitting members of the Board of Directors. The maximum aggregate numbers of shares issuable are up to a maximum of 50,000,000 shares. The exercise price per optioned share shall be determined by the Human Resources Committee, but such price shall not be less than the closing price of the shares on the TSX on the trading day immediately preceding the day on which the option is granted. The options granted do not have a vesting period. The maximum term of options can be up to 10 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Effective January 1, 2004, the Company adopted the fair value method of accounting for all stock-based payments to employees and directors. Under this method, the Company recognized $1,516 as a stock based compensation cost in 2004 and a related credit to fair value of options and warrants. The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes Pricing Model assuming risk-free interest rates of 2.13% to 2.29%, dividend yield of 0%, stock price volatility of 52% to 86% and an expected life of the options of 1.5 years.

c) Share Purchase Warrants

During the year ended December 31, 2004, the Company:

i) Issued to investors and agents 39,906,084 share purchase warrants relating to a February private placement. One share purchase warrant is exercisable for one common share at CDN$0.50 per share in the first year and at $0.75 per share in the second year.

ii) Issued to RCF in three separate tranches totaling 12,195,652 warrants relating to its guarantee of the Boliden Loan. One share purchase warrant is exercisable for one common share at CDN$0.60 per share. The Company recognized the $2,080 fair value of the warrants in the balance sheet as deferred financing cost with a related credit to contributed surplus. The fair value of the warrants was calculated using the Black-Scholes Pricing Model assuming a risk-free interest rate of 1.93% to 2.29%, dividend yield of 0%, stock price volatility of 47% to 86% and an expected life of the warrants of 1.0 to 1.5 years. The cost will be amortized over the term of the loan.

Transactions concerning stock options and share purchase warrants are summarized below:

	Incentive stock option plan		Share purchase warrants		Total
	Shares	Price (CDN$)	Shares	Price (CDN$)	Shares
	(000's)		(000's)		(000's)
Outstanding, December 31, 2002	7,998	0.17	6,965	0.10 - 0.25	14,963
Year ended December 31, 2003					
Granted	-	-	28,537	0.10 - 0.40	28,537
Exercised	(460)	0.10	(9,450)	0.10	(9,910)
Expired	(1,128)	0.38	(2,965)	0.25	(4,093)
Outstanding, December 31, 2003	6,410	0.14	23,087	0.25 - 0.40	29,497
Year ended December 31, 2004					
Granted	10,700	0.60 - 0.66	57,352	0.40 - 0.60	68,052
Exercised	(2,200)	0.18	(16,042)	0.25 - 0.50	(18,242)
Outstanding, December 31, 2004	14,910	0.10 - 0.66	64,397	0.25 - 0.60	79,307

At December 31, 2004, the Company has the following options outstanding:

Ranges of exercise prices (CDN$)	Number of options outstanding	Year of expiry	Weighted average remaining contractual life (years)	Weighted average exercise price (CDN$)
	(000's)			
0.15 - 0.36	645	2006	1.8	0.28
0.10	3,590	2007	2.9	0.10
0.60 - 0.66	10,675	2009	4.5	0.62
	14,910		4.1	0.48

d) Fair Value of Options and Warrants

Options and warrants consist of unexercised fair value of stock options and share purchase warrants as follows:

In thousands	Number of Options	Number of Warrants	Number of Total	Amounts Options	Amounts Warrants	Amounts Total
Balance, December 31, 2003	5,460	-	5,460	$ 309	$ -	$ 309
Issued during the year	10,700	17,446	28,146	1,640	2,589	4,229
Transfers to share capital	(1,435)	(3,213)	(4,648)	(84)	(340)	(424)
Balance, December 31, 2004	14,725	14,233	28,958	$ 1,865	$ 2,249	$ 4,114

e) Currency Translation Account

The currency translation account represents primarily the cumulative unrecognized exchange adjustment on the translation of the net assets of the Company's Portuguese subsidiaries and Canadian corporate office converted from their functional currency into US Dollars. The change for the year reflects the impact of US currency movements on these net assets.

The significant rate of exchanges in effect on December 31, 2004 were US$1.00 = CDN $1.2020 and Euro 1.00 = US$1.3621. The average rates of exchange for 2004 were US$1.00 = CDN$1.3011 and Euro 1.00 = US$1.2568. On June 18, 2004 the exchange rate on the date of acquisition of Somincor was Euro 1.00 = US$1.2055.

15. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties which have been recorded at the exchange amount:

	2004	2003
Consulting and management fees	$ 1,433	$ 341
Consulting and management fees paid to Directors and Officers, and a company controlled by the President of the Company as compensation for services performed.		
Administration fees	$ 12	$ 11
Administration fees include rent and general office expenses shared with a company of which some of the Company's directors and shareholders are also directors and shareholders of the other company.		

Warrants Issued

During the year 12,195,652 warrants were issued to RCF, a shareholder of the Company, for the Boliden Loan guarantee (Note 8).

16. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian and provincial income tax rates to the income before tax provision due to the following:

	2004
Statutory tax rate	35.6%
Income tax expense (recovery) at the statutory rate	$ 7,675
Effect of lower tax rates in foreign jurisdictions	(1,868)
Changes in valuation allowance	(3,243)
Others	(752)
Non-deductible expenditures	543
Income tax expense	$ 2,355

Future income taxes arises from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2004
Property, plant and equipment	$ 4,898
Long-term liabilities	3,948
Non-capital losses	10,938
Resource pools	1,207
Share issue costs	1,851
Marked-to market derivatives	8,835
Mineral property interests	18,006
Other	-
	49,683
Valuation allowance	(16,227)
Future income tax asset	$ 33,456

Income tax expense consists of:

	2004
Current income tax expense	$ 17,806
Future income tax recovery	(15,451)
	$ 2,355

The Company has non-capital losses of $9,700 in Canada and $29,011 in Portugal available for carry-forward to offset future taxable income. Future benefits for these losses have been offset by a valuation allowance. The losses expire as follows:

Years of expiry	Canada	Portugal
2005	$ 1,024	$ 6,365
2006	1,678	8,866
2007	1,843	2,466
2008	263	6,453
2009	1,518	4,861
2010	39	-
2011	3,335	-
	$ 9,700	$ 29,011

The Company also has Canadian and foreign resource tax pools totaling $2,055 and $1,333, respectively. These tax pools do not expire.

During the year, the Company paid $17,821 (2003 - $Nil) in income taxes in Portugal.

(in thousands of US dollars, except for shares and per share amounts)

17. SEGMENTED INFORMATION

In the opinion of management, the Company operates in a one industry segment, namely base metal mining in one geographic region, namely Western Europe. Due to its concentration in one geographic region and one segment, the segmented information is not necessary.

18. COMMITMENTS AND CONTINGENCIES

The Company's wholly-owned subsidiary, Somincor, has entered into the following commitments:

a) Royalty payment under a concession agreement to pay the greater of 10% of net income or 1% of production revenue.

b) The port authority of Setubal and Sesimbra, Portugal for the use of the port facilities for a thirty-year period at an annual cost of $120.

c) Copper put and call options for 26 tonnes at strike prices of $2,500 and $2,300 per tonne, respectively. These options expire evenly on a monthly basis throughout 2005.

d) The Company's wholly-owned subsidiary, Pirites Alentajanas, S.A. ("PA") is committed to pay EDM $22,410 (16,965 Euros) under the terms of a "price participation" clause. The "price participation", which PA is liable to EDM, is an amount equal to the amount of zinc produced and sold from PA's properties times 8% of the price of pound of zinc in excess of $0.55, whenever the annual zinc settlement price averages over $0.55 per pound. This price participation is payable for a period of ten years from the commencement of production of the Aljustrel project, and the base price of $0.55 will be adjusted after five years to account for the effects of inflation. These payments will be accounted for as an increase in the cost of the acquired assets at the time the payments become due.

e) The Company has operating lease commitments for computer equipment and office space. The office lease is for the next five years at an estimated annual cost of $90 while the computer equipment lease is for the next two years in the amount of $1,069 for 2005 and $1,130 for 2006.

The Company's wholly-owned subsidiary, Somincor, is part of an on-going industry-wide investigation involving major copper concentrate producers commenced in Europe, Canada and the US. Somincor offers no guidance or assurance that the on-going investigation will not result in any further regulatory action or liability against Somincor or when the on-going investigation will be completed. Somincor is cooperating in the continuing investigation.

19. SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

a) received proceeds of $14,390 on exercise of 37,060,042 share purchase warrants.

b) on January 28, 2005, the Company purchased the Price Participation Payments for $26,000 as discussed in Note 9(b).

c) on March 10, 2005 the Company's wholly owned subsidiary, Somincor, entered into a 40,000 Euro underwritten commercial paper program for three years on an unsecured basis. The use of proceeds is to fully prepay the $50,000 collatarized debt discussed in the Long-Term Debt note. The interest rate will be 0.55% to 0.85% above EURIBOR, depending on the ratio of Somincor's debt to EBITDA. The repayments are at the discretion of the borrower and can be determined every six months during the term of this facility.

d) has entered into forward foreign exchange contracts to purchase Euros on a weekly basis at an average rate of $1.30 per Euro for most of its 2005 estimated expenditures.

20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC"). Material measurement differences to these consolidated financial statements are as follows:

	December 31, 2004		December 31, 2003	
	US GAAP	CDN GAAP	US GAAP	CDN GAAP
Assets				
Current assets	$ 86,884	$ 86,884	$ 7,544	$ 7,544
Property, plant and equipment [a]	268,500	279,189	27,263	37,770
Future income tax asset	33,456	33,456	-	-
Other long-term assets	22,115	22,115	-	-
	$410,955	$421,644	$ 34,807	$ 45,314
Liabilities				
Accounts payables and accrued liabilities	$ 51,181	$ 51,181	$ 1,162	$ 1,162
Loan payable	10,000	10,000	-	-
Long-term debt	140,285	140,285	689	689
Derivative instruments liability	10,887	10,887	-	-
Asset retirement obligations [b]	52,605	52,605	4,154	4,154
Long-term liabilities	17,655	17,655	13,869	13,869
	282,613	282,613	19,874	19,874
Shareholders' equity				
Share capital [e]	128,481	128,386	46,323	46,228
Contributed surplus [c]	3,805	4,114	309	-
Deficit [a][b][c][d]	(13,311)	(3,765)	(30,906)	(20,923)
Currency translation account [a]	9,367	10,296	(793)	135
	128,342	139,031	14,933	25,440
Total liabilities and shareholders' equity	$410,955	$421,644	$ 34,807	$ 45,314

(in thousands of US dollars, except for shares and per share amounts)

The effect of measurement differences between CDN GAAP and US GAAP on the Company's net loss for the years ended December 31, 2004 and 2003 is summarized below:

	Years ended December 31, 2004	2003
Net income (loss) under CDN GAAP	$ 17,467	$ (827)
Effect of differences in accounts for:		
Expense current year deferred exploration costs [a]	(181)	(5)
Compensation expense [c]	-	(309)
Accretion of convertible loans [d]	-	744
Net income (loss) before changes in accounting policy	17,286	(397)
Cumulated effect of changes in accounting policy [b]	-	(188)
Net income (loss) under US GAAP	17,286	(585)
Cumulative translation adjustment	10,296	(550)
Comprehensive income (loss)	$ 27,582	$ (1,135)
Earnings (loss) per share under US GAAP		
Basic and diluted (1)	$ -	$ -

[1] Before and after cumulative effect of change in accounting policy

Basic and diluted weighted average number of shares outstanding is same under US GAAP and CDN GAAP.

[a] Property, plant and equipment

Under US GAAP and practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties, for which commercial feasibility has not yet been established are expensed as incurred. In addition, land use costs are expensed as incurred. Under CDN GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written off if the property is sold, allowed to lapse, abandoned or impaired.

All exploration expenditures in 2004 and 2003 relating to mineral properties, other than the Aljustrel project, were expensed for CDN GAAP, expect for the $181 noted above relating to early stage exploration at Somincor.

The majority of the cumulative difference relates to the Aljustrel project. The Company completed a positive feasibility study with respect to the Aljustrel project in June 2000 with a subsequent update in February 2001. For US GAAP purposes, the Company has expensed all Aljustrel project exploration expenditures incurred prior to obtaining the feasibility study.

[b] Asset retirement obligations

For US GAAP in the year-ended December 31, 2003, the Company adopted FASB Statement No. 143, *Accounting for Asset Retirement Obligations* (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2004 [see note 2[b]]. US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $188 debited to net income (loss) in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. The Company's balance sheet as at December 31, 2003 and 2004 is the same under US and Canadian GAAP.

[c] Compensation expense

For US GAAP, in the year-ended December 31, 2003 the Company has adopted the fair value based method of accounting for stock compensation as prescribed by FASB statement No. 123, *Accounting for Stock-Based Compensation*. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company's stock compensation expense reported under Canadian GAAP for the years ended December 31, 2004 and 2003. The reconciling item for US GAAP is that the adoption of FASB statement No. 123, *Accounting for Stock-Based Compensation* was applied prospectively while under Canadian GAAP the adoption required an adjustment to increase opening deficit and contributed surplus by $309, the amount of the compensation expense related to stock options granted in fiscal 2002 (no stock options were granted in 2003).

[d] Convertible loans

Under US GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under CDN GAAP are reversed. A value is assigned to the conversion feature of debt convertible to equity only if the conversion rate is less than the market value of the Company's common stock at the date of the advance. Any such beneficial conversion feature is recognized as interest expense over the term to maturity of the convertible loans. The remaining unamortized balance is recorded as a discount on the convertible loans. On conversion of the convertible loans, the full face value of the convertible loans is transferred to share capital and the discount remaining related to the beneficial conversion feature is immediately recognized in as interest expense. Under CDN GAAP, a value is assigned to the conversion feature of debt convertible to equity and is recorded as a separate component of shareholders' equity. The carrying amount of the loans is accreted to face value over the initial term to maturity through a charge to interest expense. On conversion of the convertible loans, the carrying amount of the loans and the equity component of the convertible loans are transferred to share capital.

During the year ended December 31, 2004, accretion expense of $nil [2003 - $744] was recognized under US GAAP as no beneficial conversion feature existed on convertible loans. Also in December 2004, upon conversion of all the convertible loans in 2003, $nil [2003 - $15,846] was transferred to share capital under CDN GAAP; under US GAAP, $nil [2003 - $15,241] was transferred to share capital.

[e] Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force issued EITF 04-02, "Whether Mineral Rights are Tangible or Intangible Assets" (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, "Interaction of FASB Statements No. 141", Business Combinations (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), and EITF Issue No. 04-02, "Whether Mineral Rights are Tangible or Intangible Assets." The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted. The Company has adopted these provisions effective January 1, 2004.

In March 2004, the Emerging Issues Task Force issued EITF 04-03, "Mining Assets Impairment and Business Combinations". EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

In November 2004, the FASB issued No. 151, *Inventory Costs – an amendment of ARB No. 43, Chapter 4,* which clarifies the accounting for abnormal amounts of idle facility expense, freight and handling costs and wasted material as current period costs and also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FASB No. 151 is effective for fiscal years beginning after June 15, 2005; early application of this provision is permitted. The Company has not determined the impact, if any, on the Company's financial position or results from operations.

At the March 17, 2005 meeting, the EITF reached a consensus that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, *Inventory Pricing* (ARB 43). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as "stripping costs." It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-6. Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has not determined the impact, if any, on the Company's financial position or results from operations.

CICA section 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company has not determined the impact, if any, on the Company's financial position or results from operations.

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The Company has determined that this guideline will have no impact on the Company's financial position or results from operations.

Corporate Information

DIRECTORS

J. Edward Fletcher ° ▪
Chairman

Colin K. Benner
Vice Chairman

Alvin W. Jackson

John A. Greig * ▪

David F. Mullen * °

Christian Bué

Graham E. Mascall

Ryan T. Bennett °

Ronald S. Simkus °

John G. Shanahan * ▪

* Member of Audit Committee
° Member of Human Resources Committee
▪ Member of Corporate Governance Committee

OFFICERS

Colin K. Benner
Vice Chairman and Chief Executive Officer

Alvin W. Jackson
President and Chief Operating Officer

Amjad J. Ali
Executive Vice-President and Chief Financial Officer

Ronald A. Ewing
Executive Vice-President, Corporate Affairs and Corporate Secretary

Garnet L. Dawson
Vice-President, Exploration

Adriano F. Barros
Vice-President, Business Development-Portugal

SOMINCOR MANAGEMENT: NEVES-CORVO MINE

Antonio Corrêa de Sá
Chairman of the Board of Directors

James S. Drake
Managing Director

Fátima Nunes
Legal Manager and Company Secretary

Neil Hepworth
Underground Manager

Carlos Setas Pires
Plant Manager

Teresa Manso Gigante
Purchasing and Materials Manager

Henrique Gama
Environmental and Development Manager

João Loja Fernandes
Finance Manager

Pedro Silva Duarte
Commercial Manager

Fernando Pedroso
Personnel Manager

Ricardo Bandin
Safety Manager

PIRITES ALENTEJANAS MANAGEMENT: ALJUSTREL MINE

James S. Drake
President

Robert Powers
Mine Superintendent

Gois Franco
Maintenance Manager

Joao Afonso
Finance Manager

Ana Isabel Braz
Personnel Manager

Corporate Head Office
Suite 1601, 543 Granville Street
Vancouver, British Columbia
Canada, V6C 1X8
Telephone: 604 681-1337
Fax: 604 681-1339
Email: info@eurozinc.com
Investor Relations: 1-888-225-9662

Somincor Mine Office
Mina de Neves-Corvo –
Santa Barbara de Padrões
Apartado 12, 7780-909 Castro Verde
Portugal
Phone: 351 286-689000

Aljustrel Mine Office
Rua de Algares
7600-015 Aljustrel
Portugal
Phone: 351 284-603090

Shares Traded
Toronto Stock Exchange
Symbol – EZM

Legal Counsel
Gowling Lafleur Henderson LLP
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia
Canada, V7X 1J1
Telephone: 604-683-6498

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3B9
Telephone: 604-661-9400

Auditors
PricewaterhouseCoopers
Suite 700, 250 Howe Street
Vancouver, British Columbia
Canada, V6C 3S7
Telephone: 604-806-7000

Website
www.eurozinc.com

EUROZINC

EuroZinc Mining Corporation
Suite 1801
543 Granville Street
Vancouver, British Columbia
Canada V6C 1X8
Phone 604 681 1337
Fax 604 681 1339
Investor Relations 1-888 225 9662
www.eurozinc.com

DESIGNED BY POISSY DESIGN INC. PRINTED IN CANADA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation
(Registrant)

Date: July 15, 2005

By: 

Name: Ron A. Ewing
Title: Executive Vice President